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                               March 8, 2024

       Zhiyong Tang
       Chief Executive Officer
       Roan Holdings Group Co., Ltd.
       No. 1 Building, 5 Bailiantan Road, Yuhang District
       Hangzhou, Zhejiang
       The People   s Republic of China

                                                        Re: Roan Holdings Group
Co., Ltd.
                                                            Amendment No. 1 to
the Annual Report on Form 20-F
                                                            Filed February 7,
2024
                                                            File No. 001-36664

       Dear Zhiyong Tang:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to the Annual Report on Form 20-F filed February 7, 2024

       Risk Factors
       Our business entities in Hong Kong may be subject to certain laws, page
7

   1. We note your statement that "...[y]our business entities in Hong Kong that have no substantial operations
are subject to virtually no legal risks..." Please confirm that you will revise this risk factor
to remove the qualification about "entities...that have no substantial operations" in your
next 1934 Act Report. Further revise to clarify the risks and uncertainties regarding
the enforcement of laws and that rules and regulations in China can change quickly with
little advance notice and the risk that the Chinese government may intervene or
influence your operations at any time which could result in a material change in your
operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhiyong Tang
Roan Holdings Group Co., Ltd.
March 8, 2024
Page 2

       Please contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                          Sincerely,
FirstName LastNameZhiyong Tang
                                                          Division of
Corporation Finance
Comapany NameRoan Holdings Group Co., Ltd.
                                                          Office of Finance
March 8, 2024 Page 2
cc:       Stephen M. Wurzburg
FirstName LastName